
Mail Stop 4546

August 14, 2017

Gregory P. Madison
Chief Executive Officer
Keryx Biopharmaceuticals, Inc.
One Marina Park Drive, 12th Floor
Boston, Massachusetts 02210

> **Re:** **Keryx Biopharmaceuticals, Inc.**
> **Form 10-K**
> **Filed March 1, 2017**
> **File No. 000-30929**

Dear Mr. Madison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business

Intellectual Property and Patents, page 10

1. We note your description of your material U.S. patents on page 11. Please expand your disclosure in future filings to also describe the patents and any patent applications that you sublicense to JT and Torii, including (i) the type of patent protection, such as composition of matter, use or process, (ii) patent expiration dates and (iii) any contested proceedings and/or third-party claims.

Supply and Manufacturing, page 14

2. We note your disclosure in the prospectus supplement filed pursuant to Rule 424(b)(5) on July 27, 2017 that you entered into a long-term manufacturing arrangement with Patheon in October 2016 and FDA approved Patheon as a drug product manufacturer of Auryxia in November 2016. We also note your disclosure that you are working with your previous manufacturer, Norwich Pharmaceuticals, to resolve the production-related issue that led

to a supply interruption starting August 2016. Please provide an analysis supporting your determination that the agreement with Patheon and the status of your agreement with Norwich do not require disclosure and that you are not required to file the Patheon agreement as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Franklin Wyman at (202) 551-3660 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance